VBI Vaccines Inc.

222 Third Street

Suite 2241

Cambridge, MA 02142

(617) 830-3031

July 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Irene Paik

Re:	VBI Vaccines Inc.
Registration Statement on Form S-3, originally filed on July 20, 2018
File No. 333-226271 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, VBI Vaccines Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on July 30, 2018, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

VBI Vaccines Inc.

By:	/s/ Jeff Baxter
Jeff Baxter
President & Chief Executive Officer